Exhibit 18.1
Preferability Letter of Independent Registered Public Accounting Firm

Board of Directors

Ameresco, Inc.

111 Speen Street, Suite 410

Framingham, Massachusetts 01701

Dear Directors:

This letter is provided for inclusion as an exhibit to Ameresco, Inc.’s (the “Company”) Quarterly Report on Form 10-Q for the period ended September 30, 2026 (the “Form 10-Q”) in accordance with Item 601 of Regulation S-K.

We have reviewed a copy of the Ameresco, Inc.’s Form 10-Q and the statements contained in Note 2 and Note 19 to the condensed consolidated financial statements. As stated in Note 2 and Note 19 to those financial statements, the Company changed its method of accounting for nonrefundable, transferable investment tax credits, associated with its energy assets, that the Company intends to monetize through sale or transfer to third parties. Under the previous method, an International Accounting Standards No. 20 analogized model, the benefit was recorded as a reduction of the related energy asset’s cost basis and recognized through reduced depreciation expense over the life of the asset. Under the new Accounting Standards Codification No. 740 flow-through model, the realizable benefit is recognized as a reduction of income tax expense in the period in which the credits are realized. Management believes this accounting principle is preferable in the circumstances because it better reflects the income-tax nature, timing, realizability and economic substance of the credits; provides a consistent accounting model for credits retained for use and credits sold to third parties; and provides more relevant, understandable and comparable information to financial statement users than deferring the benefit through reductions of energy asset cost and depreciation expense. Additionally, it is consistent with the practices of public companies in the renewable energy industry that account for comparable transferable income tax credits within the income tax provision. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

Regarding the accounting change, it is important to note that authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. Accordingly, in expressing our concurrence below, we have relied on management’s business planning and judgment and on management’s determination that this change in accounting principle is preferable.

Based on our review of management’s reasons and justification for this accounting change as disclosed in the Form 10-Q, and our discussions with management, we concur that this change, in the Company’s circumstances, represents a change to a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

We have not audited the application of the accounting change, or the information set forth in Note 2 and Note 19 to the condensed consolidated financial statements included in Part I of the Company’s Form 10-Q. We also have not audited any consolidated financial statements of the Company as of any date or for any period subsequent to December 31, 2025. Accordingly, we do not express an opinion on whether the accounting for the change in accounting principle has been properly applied or whether the financial statements are fairly presented in conformity with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

Boston, Massachusetts

November 9, 2026